Stantec Inc. 10160 -112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

May 25, 2012

File: 1-32562

via EMAIL

BY EDGAR PRIVATE CORRESPONDENCE

United States

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. M. Hooker:

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011 Response to SEC Comment Letter dated May 24, 2012

We are in receipt of your letter dated May 24, 2012 regarding our Form 40-F for the fiscal year ended December 31, 2011 (the “Comment Letter”). We will undertake to provide a fulsome and detailed response to the Comment Letter as soon as possible, but in any event no later than June 7, 2012.

We trust the foregoing is satisfactory. We appreciate having received your comments and look forward to the opportunity to respond to them in detail. Should you have any questions or concerns in the interim, please do not hesitate to contact me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan J. Lefaivre, CMA

Senior Vice President & CFO

Tel: (780) 917-7071

Fax: (780) 917-7330

dan.lefaivre@stantec.com

Attachment:

c.	Ivor Ruste, Audit and Risk Committee Chair

Ross Haffie, Ernst & Young LLP